As filed with the Securities and Exchange Commission on October 23, 2015	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
____________

STORA ENSO OYJ
(Exact name of issuer of deposited securities as specified in its charter)
____________

Stora Enso Corporation
(Translation of issuer’s name into English)
____________

Republic of Finland
(Jurisdiction of incorporation or organization of issuer)
______________________________

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
____________

399 Park Avenue
New York, New York  10043
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
____________

Stora Enso North American Sales, Inc.
Canterbury Green Suite 1200
201 Broad Street
Stamford, Connecticut 06901
Attention: Robert Zitnay
(203) 541-5100
 (Address, including zip code, and telephone number, including area code, of agent for service)
______________________________

Copies to:
Petri Haussila, Esq. White & Case Oy Eteläranta 14 FI-00130 Helsinki Finland	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036
______________________________

is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐
______________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”), each ADS representing the right to receive one (1) Series R Share, without nominal value, of Stora Enso Oyj	200,000,000 ADSs	$5.00	$10,000,000	$1,007.00

*	Each unit represents 100 ADSs.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt, Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt, Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt, Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt, Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt, Paragraph (14). Reverse of Receipt, Paragraph (17).

	(v)	The sale or exercise of rights	Reverse of Receipt, Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Paragraphs (3) and (6). Reverse of Receipt, Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt, Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt, Paragraph (14).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt, Paragraphs (2), (3), (4), (6), (8), (10) and (11).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt, Paragraph (8). Reverse of Receipt, Paragraphs (20), (21) and (24).

3.		Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt, Paragraph (11).

Item 2.	AVAILABLE INFORMATION	Face of Receipt, Paragraph (14).

The Company publishes on its website (www.storaenso.com) on an ongoing basis certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b)(2)(i) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the United States Security and Exchange Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the United States Security and Exchange Commission located (as of the date hereof) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Amended and Restated Deposit Agreement, by and among Stora Enso Oyj (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Amended and Restated Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not Applicable.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of August 24, 2000, as supplemented and amended by the Supplemental Agreement to Deposit Agreement, dated as of January 20, 2004, as further supplemented by Supplemental Agreement No. 2 to Deposit Agreement, dated as of January 4, 2008, and as proposed to be amended and restated by the Amended and Restated Deposit Agreement, by and among Stora Enso Oyj, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd day of October, 2015.

Legal entity created by the Deposit Agreement, dated as of August 24, 2000, as supplemented and amended by the Supplemental Agreement to Deposit Agreement, dated as of January 20, 2004, as further supplemented by Supplemental Agreement No. 2 to Deposit Agreement, dated as of January 4, 2008, and as proposed to be amended and restated by the Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) fully paid Series R Share, without nominal value, of Stora Enso Oyj.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Stora Enso Oyj certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Helsinki, Finland, on October 23, 2015.

STORA ENSO OYJ

By:	/s/ Seppo Parvi
Name: Seppo Parvi
Title: Chief Financial Officer

By:	/s/ Ulla Paajanen-Sainio
Name: Ulla Paajanen-Sainio
Title: SVP Investor Relations

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 23, 2015.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Karl-Henrik Sundström and Seppo Parvi, and each of them, with full power to act without the other, to act as his/her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title

/s/ Karl-Henrik Sundström
Karl-Henrik Sundström	Chief Executive Officer
(Principal Executive Officer)
/s/ Seppo Parvi
Seppo Parvi	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)
/s/ Gunnar Brock
Gunnar Brock	Chairman, Director

/s/ Juha Rantanen
Juha Rantanen	Director

/s/ Anne Brunila
Anne Brunila	Director

/s/ Elisabeth Fleuriot
Elisabeth Fleuriot	Director

/s/ Hock Goh
Hock Goh	Director

/s/ Mikael Mäkinen
Mikael Mäkinen	Director

/s/ Richard Nilsson
Richard Nilsson	Director

/s/ Hans Stråberg
Hans Stråberg		Director

Stora Enso North American Sales, Inc.		Authorized Representative in the United States

By:	/s/ Robert Zitnay
Robert Zitnay Secretary and Treasurer

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Amended and Restated Deposit Agreement

(d)	Opinion of counsel to the Depositary